15048402

SEC Mail Processing Section

MAR 02 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH. D.C. 194 SECTION

SEC FILE NUMBER
8- 66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach (City) CA (State) 90254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Mibu 310 658-0803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/11

PB 3/13/15

OATH OR AFFIRMATION

I, Scott Mibu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapLink Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual(s) who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-6 to be completed by signer(s), ***not the Notary***)

1. ....
2. ....
3. ....
4. ....
5. ....
6. ....
7. ____________________ ____________________

Signature of Document Signer No.1 — Signature of Document Signer No. 2

STATE OF CALIFORNIA)
) ss
COUNTY OF LOS ANGELES)

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2015, by

(1) Scott Mibu
Name of Signer (1)

who proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________
Name of Signer (2)

who proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORIS FINESTONE
Comm. No. 2082695
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. October 19, 2018
CMD-1

Place Notary Seal and/or Stamp Above

Signature Doris Finestone

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document ____________________

Document Date ____________________ Number of Pages ________

Signers Other Than Named Above: ____________________

____

CapLink Securities, Inc.
(f/k/a Centara Capital Securities, Inc.)

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CapLink Securities, Inc.
Palos Verdes Estates, CA 90274

I have audited the accompanying statement of financial condition of CapLink Securities, Inc. (the "Company"), a California corporation, as of December 31, 2014 and the related statements of income (loss), changes in shareholders' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 9, 2015

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	61,650
Commission Receivable		39,890
Other Assets - Prepaid		3,001
Total assets	$	104,541

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	2,219
Commissions Payable		35,603
Income taxes payable		800
Total liabilities		38,622

Shareholders' equity

Common stock, no par value; 10,000 shares authorized		
5,000 shares outstanding		10,000
Additional paid-in capital		10,445
Retained earnings		45,474
Total Shareholders' equity	$	65,919
Total Liabilities and Shareholders' equity	$	104,541

The accompanying notes are an integral part of these financial statements.

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)
Statement of Income (Loss)
For the Period Ended December 31, 2014

Revenues	
Commissions	$ 1,769,453
Other income	25,000
Total revenues	1,794,453
Expenses	
Professional fees	53,003
Commissions	1,647,134
Administrative fees	12,199
Regulatory fees	9,305
Other operating expenses	19,238
Total expenses	1,740,879
Net income before income tax provision	53,574
Income tax provision	800
Net income	$ 52,774

The accompanying notes are an integral part of these financial statements.

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)

Statement of Changes in Shareholders' Equity

For the Period Ended December 31, 2014

		Shareholders' Equity
Balance at January 1, 2014	$	13,145
Shareholders' distributions		-
Shareholders' contributions		-
Net income		52,774
Balance at December 31, 2014	$	65,919

The accompanying notes are an integral part of these financial statements.

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)

Statement of Changes in Financial Condition

For the Period Ended December 31, 2014

Cash flow from operating activities:		
Net income		$ 52,774
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commission Receivable	$ (39,890)	
Receivables from related parties	768	
Other Assets - Prepaid	3,049	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(7,096)	
Commissions Payable	35,603	
Income taxes payable	800	
Total adjustments		(6,766)
Net cash provided by operating activities		46,008
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase in cash		46,008
Cash at beginning of period		15,642
Cash at end of period		$ 61,650

Supplemental disclosure of cash flow information:

Cash paid during the period for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Shareholders' equity	$ 65,919	
Total Shareholders' equity		$ 65,919
Less: Non-allowable assets		
Commission non-allowable	4,287	
Prepaid expense	3,001	
Total non-allowable assets		7,288
Net Capital		58,631
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,575	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 53,631
Ratio of aggregate indebtedness to net capital	0.05 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

CapLink Securities, Inc. (f/k/a Centara Capital Securities, Inc.)
Notes to Financial Statements
December 31, 2014

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") (formerly known as Centara Capital Securities, Inc.) was incorporated in the State of California on April 17, 2003. Operations began July 2004. In August 2014 the Company changed their name and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's principal business activity is the third party marketing of alternative investments and the sale of securities through private placements.

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013 the Firm began conducting business under Rule 15c3-3(k)(2)(i). During the year ended December 31, 2014, 82% of the revenue was generated by one customer.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company's net capital and required net capital were $58,631 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was .05 to 1.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 6 – LEASE FOOTNOTE

The Company leases office space under a non-cancellable operating lease expiring September 30, 2015. At December 31, 2014, future minimum lease payments under this agreement were $14,625. Rent expense for the year was $12,633.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 9, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CapLink Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to CapLink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

CapLink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to CapLink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CapLink Securities, Inc.

I have reviewed management's statements, included in the accompanying CapLink Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 9, 2015

CAPLINK SECURITIES, INC.

January 22, 2015

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

CapLink Securities, Inc. met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Nicolette Denney
Financial Operations Officer

200 Pier Avenue, Suite 123
Hermosa Beach, CA 90254

PHONE (310) 937-7354
FAX (310) 943-2790

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
CapLink Securities, Inc.
Palos Verdes Estates, CA 90274

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CapLink Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating CapLink Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. CapLink Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting a minor difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting no differences (less than $100); and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 9, 2015